EXHIBIT 3.4

                       AMENDMENT TO BYLAWS


     The following amendment was approved unanimously by the Board of Directors of Golden Maple Mining and Leaching Company,
Inc. on June 5, 1997:

     The following language is substituted as the first paragraph of Article II, Section 9 of the Bylaws of the Corporation:

Section 9. Quorum: Except as otherwise provided in the Articles of Incorporation at any meeting of the Shareholders, the presence, in person or by proxy, of the holders of a majority of the voting power of all Shareholders shall constitute a quorum. The Shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum. If a Shareholder meeting cannot be organized because a quorum has not attended, those Shareholders present may adjourn the meeting to such time and place as they may determine, but in any case of any meeting called for Election for Directors, those who attend the second of such adjourned meetings, although less than a majority of the voting powers of all Shareholders, shall nevertheless constitute a quorum for the purpose of electing directors.